Exhibit 99.1

Medigus: Charging Robotics Announces Positive Results in Transferring High Voltage Wireless Electricity Needed for EV Charging

Tel Aviv, Israel, Dec. 27, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, today announced that Charging Robotics Ltd. (“Charging Robotics”), a subsidiary of Fuel Doctor Holdings, Inc., (“FDOC”) a Delaware corporation listed on the OTC Market (67.15% owned by Medigus), announced today it has successfully completed an important milestone towards the installation of its wireless charging system in automatic car parks as part of its pilot program with an automatic car park provider in Israel.

This milestone included a successful experiment for transferring high voltage (up to 450 V) electricity in a wireless manner needed for electric vehicle (“EV”) charging. The experiment was conducted in order to verify that the proprietary voltage and current control algorithms developed by Charging Robotics are capable of controlling the voltage and current within the required limits.

The experimental system included two resonance coils designed and manufactured by Charging Robotics. These coils were held at an air gap distance of 40mm. The electricity was transferred from one coil to the other by means of electromagnetic induction.

The source for the electricity was a direct current electricity (“DC”) power supply fed from 3 phase grid power sources. The DC power was converted to alternating current (“AC”) at resonance frequency using a power circuit designed by Charging Robotics that fed the transmitting coil. From the receiving coil, the induced power was converted from AC to DC using a similar power circuit. All algorithms needed for the control of the system were developed by Charging Robotics.

This successful experiment will enable the pilot program to progress to the next step, which is the full charging of an EV using the wireless charging system developed by Charging Robotics at a higher voltage. If the next trial is successful it will be followed by the installation of the system at the automatic car park to be used for wirelessly charging EVs.

According to Market.us1, the global Automated Parking System market was valued at USD 1.8 billion in 2022 and is expected to grow to USD 5.2 billion by 2032. Between 2023 and 2032, this market is estimated to register a CAGR of 11.4%. Alongside the expected growth in the EV market, the combination of EVs and automated parking creates potential for a more sustainable and efficient future for transportation.

[1]	https://www.globenewswire.com/en/news-release/2023/04/11/2644888/0/en/Automated-Parking-System-Market-projected-to-achieve-a-valuation-of-US-5-2-billion-by-2032-with-Europe-leading-the-market-share-at-42.html

About Charging Robotics

Charging Robotics is developing various automatic wireless charging solutions such as robotic and stationary charging systems for electric vehicles. Robotic solutions are intended to offer the driver the ability to initiate charging by use of a simple smartphone app so that an autonomous robot will navigate under the vehicle and charge it. Stationary systems offer various solutions for example in automatic car parks allowing to charge EVs in places where drivers can’t connect plugs to sockets. For further information, visit: https://www.chargingrobotics.com/

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statement when describing the potential of the automated parking market and the wireless charging system’s ability to satisfy market needs.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:
Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Investor Relations Contact:
Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com